FEE REDUCTION AGREEMENT
GARDNER LEWIS INVESTMENT TRUST

THIS AGREEMENT (“Agreement”), is dated this 28th day of February, 2011 and shall be effective on March 1, 2011, is made by and between Gardner Lewis Asset Management, L.P. (the “Adviser”) and Gardner Lewis Investment Trust (the “Trust”), on behalf its series portfolio, The Chesapeake Growth Fund (the “Fund”).

WHEREAS, the Trust is a Massachusetts business trust organized under an Amended and Restated Declaration of Trust (“Declaration of Trust”), dated January 22, 1995, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end managed investment company of the series type and the Fund is a series of the Trust; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund (the “Advisory Fee”); and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders for the Adviser to reduce its Advisory Fee, subject to recoupment by the Adviser under certain circumstances as are described more fully below;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	FEE REDUCTION. The Adviser shall reduce its Advisory Fee in whole for the entire term of this Agreement.

2.	RECOUPMENT.

a.
Reimbursement.  If in any year in which the Advisory Agreement is still in effect after the current term of this Agreement and the estimated aggregate ratio of operating expenses of the Fund, including but not limited to investment advisory fees of the Adviser (but excluding (i) interest, (ii) taxes, (iii) brokerage commissions, (iv) other expenditures which are capitalized in accordance with generally accepted accounting principles, (v) other extraordinary expenses not incurred in the ordinary course of the Fund’s business, and (vi) dividend expense on short sales), incurred by the Fund during the term of this Agreement (“Fund Operating Expenses”), are less than the Operating Expense Limit (defined below), the Adviser, shall be entitled to reimbursement by the Fund, in whole or in part, of the fees reduced by the Adviser pursuant to Section 1 hereof. In determining the fund operating expenses, expenses that the Fund would have incurred but did not actually pay because of expense offset or brokerage/services arrangements shall be added to the aggregate expenses so as not to benefit the Adviser.  Additionally, fees reimbursed to the Fund relating to brokerage/services arrangements shall not be taken into account in determining the fund operating Expenses so as to benefit the Adviser.  Finally, the Operating Expense Limit described in this Agreement excludes any “acquired fund fees and expenses” as that term is described in the prospectus of the Fund.  The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all fees previously reduced by the Adviser pursuant to Section 1 hereof, during any of the previous three (3) years, less any reimbursement previously paid by the Fund to the Adviser pursuant to this Section 2, with respect to such reductions. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

b.
Operating Expense Limit. The Fund’s operating expense limit (the “Operating Expense Limit”) shall be that percentage of the average daily net assets of the Fund as set forth on Schedule A attached hereto and incorporated by this reference.

c.
Method of Computation.  To determine the Fund’s accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the fund operating expenses for that month of the Fund shall be annualized as of the last day of the month. If the annualized fund operating expenses of the Fund for any month are less than the Operating Expense Limit of the Fund, the Fund shall accrue into its net asset value an amount payable to the Adviser sufficient to increase the annualized fund operating expenses of the Fund to an amount no greater than the Operating Expense Limit of the Fund, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount. For accounting purposes, when the annualized fund operating expenses of the Fund are below the Operating Expense Limit, a liability will be accrued daily for these amounts.

d.
Limitation of Liability.  The Adviser shall look only to the assets of the Fund for which it  reduced fees or remitted payments for reimbursement under this Agreement and for payment of any claim hereunder, and neither the Fund, nor any of the Trust’s directors, officers, employees, agents, or shareholders, whether past, present or future shall be personally liable therefor.

3.
TERM AND TERMINATION OF AGREEMENT.  This Agreement shall remain in effect until February 29, 2012. Thereafter, unless otherwise terminated as provided herein, this Agreement shall be renewed automatically for successive one-year periods, subject to the approval and/or ratification by the Board of Trustees. This Agreement shall terminate automatically upon the termination of the Advisory Agreement or by one party providing advance notice to the other party of its intention not to renew the Agreement.  The obligation of the Trust to reimburse the Adviser with respect to the Fund shall survive the termination of this Agreement unless the Trust and the Adviser agree otherwise.

4.	MISCELLANEOUS.

a.
Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

b.
Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

c.
Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset  values, and the allocation of expenses, having a counterpart  in or otherwise derived  from the terms and provisions of the Advisory Agreement or the 1940 Act, shall  have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

GARDNER LEWIS INVESTMENT TRUST

/s/ W. Whitfield Gardner
W. Whitfield Gardner, Chairman

GARDNER LEWIS ASSET MANAGEMENT L.P.

/s/ W. Whitfield Gardner
W. Whitfield Gardner, Chairman

Schedule A
to the
Fee Reduction Agreement
between
Gardner Lewis Investment Trust
and
Gardner Lewis Asset Management L.P.

Dated as of February 28, 2011

Fund	Operating Expense Limit	Effective Date	Expiration Date

The Chesapeake Growth Fund
Institutional Shares	2.75%	March 1, 2011	February 29, 2012
Investor Shares	3.00%	March 1, 2011	February 29, 2012